...Exchange Commission File No. 82-...

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

12th July 2002

[redacted]

02042824

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

02 JUL 23 AM 10:18

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a copy of a press release issued on 12th July 2002 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

dlw 7/24

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

For immediate release

Voluntary Pre-Conditional Cash Partial Offer to Increase JSH's Shareholding in Cycle & Carriage to 50.2 per cent. and Related Voluntary Unconditional Cash Offer for MCL Land

12th July 2002 – Jardine Strategic Holdings Limited ("**JSH**") today announced that, subject to the fulfilment of the pre-condition referred to below, it proposes to make a voluntary conditional cash partial offer for shares in Cycle & Carriage Limited ("**C&C**") so as to increase its shareholding in C&C to 50.2 per cent. (the "**Partial Offer**"). The proposed offer price is S$4.76 per share in cash, being the average of the closing C&C share prices on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the last ten trading days. The total cost of the Partial Offer would be approximately S$241.7 million (US$138.3 million).

In addition, JSH has also announced a voluntary unconditional cash offer (the "**MCL Land Offer**") for the 40.29 per cent of MCL Land Limited ("**MCL Land**"), a partly owned subsidiary of C&C, not already owned by JSH and parties acting in concert with it. The MCL Land Offer is being made by JSH to meet the Chain Principle requirements which would arise under The Singapore Code on Take-overs and Mergers (the "**Code**") if and when the Partial Offer becomes unconditional. The proposed offer price is S$1.09 per share in cash. The total cost of the MCL Land Offer would be approximately S$162.7 million (US$93.1 million).

Commenting on the proposals, Group Managing Director, Percy Weatherall, said, "C&C is facing a number of challenges in its business and in relation to its shareholding in Astra International, but we are confident that, with proper support from its shareholders, its management can meet these challenges over the next few years. It is our intention that C&C should remain a major Singapore listed company with a high level of local ownership, able to operate effectively and with sound financing in its principal markets in Southeast Asia".

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The Partial Offer for C&C

The making of the Partial Offer for C&C is subject to the pre-condition (the "**Pre-Condition**") that Edaran Otomobil Nasional Berhad ("**EON**"), which has a 21.13 per cent. interest in C&C, receives its independent shareholders' approval to accept the Partial Offer, such approval being required because of JSH's 19.28 per cent. minority interest in EON. It is expected that it will take approximately two to three months for EON to obtain the necessary independent shareholders' approval for the disposal of its shareholding in C&C, taking account of the necessary regulatory and corporate formalities. The Partial Offer will not be made unless and until the Pre-Condition is fulfilled.

JSH has obtained irrevocable undertakings from DRB-HICOM Berhad, Mr Rin Kei Mei and Kualapura (M) Sdn Bhd, shareholders of EON who have shareholding interests of approximately 42.11 per cent. in aggregate in EON, to vote in favour of EON accepting the Partial Offer.

As at the date of this announcement, JSH and parties acting in concert with it own approximately 29.13 per cent. of the issued share capital of C&C.

The making of the Partial Offer will require the approval of the independent shareholders of C&C. In addition, such a transaction may be considered by the UK Listing Authority to be a Class 1 transaction for JSH, which would require JSH's shareholders' approval. The Partial Offer will be funded from JSH's existing financial resources.

C&C has two core businesses: motor vehicle distribution and retail, and property investment and development. The motor vehicle distribution and retail business is principally based in Singapore, with significant operations in Malaysia, Australia and New Zealand. In Singapore, C&C distributes primarily Mercedes-Benz, Mitsubishi, Proton and Kia passenger cars as well as commercial vehicles through a network of retail dealerships.

C&C is involved in motor vehicle assembly, primarily through its 31.18 per cent. investment in PT Astra International Tbk ("**Astra**"). Astra is one of Indonesia's largest conglomerates and makes passenger and commercial vehicles for Toyota, cars for Daihatsu, Isuzu, BMW and Peugeot and motorcycles for Honda. Astra also has interests in financial services, heavy machinery, information technology and agribusiness.

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- C&C is also involved, through MCL Land, in property investment and development, primarily in Singapore and Malaysia. This business is a relatively small contributor to turnover compared to C&C's motor vehicle operations.

As at 31st December 2001, C&C had net assets of S$1,183.9 million and for the year ended 31st December 2001, C&C's profit attributable to shareholders was S$120.5 million.

The MCL Land Offer

C&C currently holds a 59.71 per cent. of the issued share capital of Singapore-listed MCL Land. The MCL Land Offer is being made by JSH to meet the Chain Principle obligations that would arise pursuant to Rule 14.1 of the Code if and when the Partial Offer for C&C becomes unconditional. The Chain Principle obligations would require JSH to make a mandatory unconditional general offer for the shares of MCL Land other than those already owned by JSH and parties acting in concert with it, or approximately 40.29 per cent. of the issued share capital of MCL Land.

As the C&C Partial Offer has not been made and has not become unconditional, JSH is not required under the Code to make the Chain Principle offer at this stage. However, JSH has elected to announce the MCL Land Offer in order to provide certainty to MCL shareholders on the terms of the MCL Land Offer and to enable the offer price for the Partial Offer and the MCL Land Offer to be determined at the same time. The offer price is based on the requirements of the Chain Principle offer provisions in the Code which provides that the offer price is based on the average of the daily highest and lowest traded prices of MCL Land shares for the one month prior to the date of this Announcement of the MCL Land Offer. The MCL Land Offer document will be despatched not earlier than 14 days and not later than 21 days after the date of this Announcement. The MCL Land Offer will be funded from JSH's existing financial resources.

MCL Land acts as a holding company for a group of companies principally engaged in commercial and residential property development and investment. As at 31st December 2001, MCL Land had net assets of S$830.6 million and for the year ended 31st December 2001, MCL Land's loss attributable to shareholders was S$(15.6) million. As of 31st December 2001, approximately 69 per cent. and 31 per cent. of MCL Land's gross assets consisted of developed properties and investment properties respectively. As at the same date, approximately 97 per cent. of MCL Land's gross assets were located in Singapore.

- JSH is a holding company which takes long-term strategic investments in multinational businesses, particularly those with an Asian focus, and in other high quality companies with existing or potential links with the Jardine Matheson Group. Its principal attributable interests are in Jardine Matheson (50.91 per cent.), Dairy Farm (69.21 per cent.), Hongkong Land (40.97 per cent.), Mandarin Oriental (70.41 per cent.) and C&C (29.13 per cent.).

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For further information, please contact:

Jardine Matheson Limited	
Neil M McNamara	(852) 2843 8227
Golin/Harris Forrest	
Nick Bradbury	(852) 2501 7910
Daphne Liew	(65) 6551 5421

The full announcements of the Partial Offer and the MCL Land Offer are available on the website of the SGX-ST at www.sgx.com.

The directors of JSH (including any who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly. Where information relating to C&C or MCL Land has been extracted or reproduced from published or otherwise publicly available sources or obtained from C&C or MCL Land (as the case may be), the sole responsibility of the directors of JSH has been to ensure that such information has been accurately and correctly extracted from these sources. The directors of JSH (including those who may have delegated detailed supervision of this announcement) jointly and severally accept responsibility accordingly.